Zentek Accepting Canadian Commercial Orders for
ZenGUARD™ Enhanced Air Filters Following Health Canada
Regulatory Classification

ZenGUARD™ Enhanced Air Filters leverage patented graphene-enhanced media tested in accordance with ASHRAE Standard 52.2, engineered to enhance filtration without increased pressure drop, energy consumption and carbon emissions

Guelph, ON - May 6, 2026 -  Further to its press release dated February 17, 2026, Zentek Ltd. (TSX-V: ZEN) (Nasdaq: ZTEK) ("Zentek" or the "Company") is pleased to announce that it has received a revised classification by Health Canada's Pesticides Regulatory Directorate ("PRD") that ZenGUARD™ Enhanced Air Filters are not subject to regulation under the Pest Control Products Act. The product is exempt under section 3(1)(a) of the Pest Control Products Regulations on the basis that it operates through a mechanical mode of action. The classification resolves the regulatory matter most recently disclosed in the Company's press release and Management's Discussion and Analysis dated February 17, 2026. The classification is conditional, and any change to the design, use instruction, or marketing of the product could result in a re-assessment by Health Canada.

Based on the classification by Health Canada, Zentek is now accepting commercial orders for ZenGUARD™ Enhanced Air Filters in Canada and is seeking to advance additional commercialization pathways, including licensing and the sale of ZenGUARD™-enhanced filter media to participants in the heating, ventilation, and air conditioning ("HVAC") supply chain. ZenGUARD™ is the subject of an issued Canadian patent (granted 2022; term to 2041) covering its application to personal protective equipment and HVAC applications.

A Differentiated Approach to Enhanced Indoor Air

Conventional approaches to enhanced indoor air typically rely on denser filter media or increased outdoor air exchange. Both impose a meaningful energy cost on the building: denser media increases pressure drop and fan power; greater outdoor air exchange increases heating, cooling, and dehumidification load. In commercial and institutional buildings, HVAC is among the largest single contributors to electrical consumption.

According to publicly available federal data, commercial and institutional buildings account for approximately 13% of Canada's total secondary energy use, with HVAC and ventilation systems representing the largest share of energy consumption within those buildings.1,2,3,4 As building owners, federal and provincial procurement programs, and institutional portfolios face tightening energy and emissions targets, the practical question is no longer just how to generate more clean energy - it is how to do more with the energy already being used.

ZenGUARD™ is engineered as a coating, not as a single filter product. Applied to filter media using the Company's proprietary graphene-based formulation and process, the coating is designed to add filtration performance to the substrate filter media without an incremental pressure drop penalty. The Company's value proposition is built on the principle that better building performance should not require more energy to achieve.

Commercial Pathways

Zentek is pursuing four parallel pathways to bring ZenGUARD™ Enhanced Air Filters to Canadian customers:

• Direct purchase orders. Zentek is accepting orders from commercial, institutional, healthcare and industrial customers for ZenGUARD™ Enhanced Air Filters.

• Federal procurement. The Company intends to submit final documentation under its Innovative Solutions Canada's Pathway to Commercialization. A successful application could support direct procurement as an exclusive supplier of this type of innovation directly to the Government of Canada.

• Licensing. Zentek is engaging with established participants in the HVAC filter supply chain on potential licensing arrangements for ZenGUARD™.

• Coated filter media. The Company is exploring the sale of ZenGUARD™-enhanced filter media to filter manufacturers as a separate commercial pathway.

"When I came in on December 1, the classification of ZenGUARD™ Enhanced Air Filters was the largest open regulatory question on the product's Canadian pathway. The team's work since then has been to give Health Canada a complete, science-based picture of how this product actually works," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek. "With the classification now in hand, our focus turns to commercial execution. The data that matters to HVAC engineers and building operators is already in the record: independently validated under ASHRAE 52.2, MERV 9 filtration with pressure drop equivalent to uncoated filters at both standard and high airflow conditions. The same air, the same fan power, a better filtration outcome. Commercial and institutional buildings represent a real share of national energy use, and HVAC is the largest single load inside those buildings. We believe our product gives building operators a new tool to support indoor air quality goals without increasing energy consumption. We are accepting purchase orders, advancing the Pathway to Commercialization application, and pursuing licensing and coated-media opportunities with established participants in the HVAC supply chain."

About Zentek Ltd.

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset and is advancing toward a Preliminary Economic Assessment targeted for completion in Summer 2026.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

References (public)

¹ Natural Resources Canada (NRCan), Office of Energy Efficiency, "Energy Use in Canada: Trends Publications - Total sectors (2020)" (sector shares of Canada's secondary energy use): https://oee.nrcan.gc.ca/publications/statistics/trends/2020/totalsectors.cfm

² Natural Resources Canada (NRCan), Office of Energy Efficiency, "Energy Use in the Commercial/Institutional Sector (2018)" (distribution of commercial/institutional energy use by end use; space heating is the largest share): https://oee.nrcan.gc.ca/publications/statistics/trends/2018/commercial.cfm

³ Natural Resources Canada (NRCan), Office of Energy Efficiency, Energy Efficiency Trends in Canada 1990 to 2013 (commercial/institutional sector secondary energy use shares, 2013): https://natural-resources.canada.ca/maps-tools-publications/publications/energy-efficiency-trends-canada-1990-2013

⁴ Natural Resources Canada (NRCan), Office of Energy Efficiency, Improving Energy Performance in Canada - Report to Parliament Under the Energy Efficiency Act (2006-2007), Chapter 1 (commercial/institutional sector share of secondary energy use, 2005): https://oee.nrcan.gc.ca/publications/statistics/parliament06-07/chapter1.cfm

For more information:
Mohammed (Moe) Jiwan
Chief Executive Officer, Zentek Ltd.
T: 416-709-8876
E: mjiwan2@zentek.com
W: www.zentek.com